ACOM CO., LTD.
HEAD OFFICE
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo102-0071, Japan
Tel: (03) 3234-9120 Fax: (03) 3234-9266

04036168

SUPPL

July 27, 2004

File No. 82-4121
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

RECD S.E.C.
AUG 1 0 2004

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 6, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from January 1, 2004 through March 31, 2004, and which are all the documents of the Company required to be furnished to the SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

Yours faithfully,

ACOM CO., LTD.

By K. Izumimoto
Name : Kouichi Izumimoto
Title : Director and General Manager, General Affairs Dept.

dlw 8/11

Attachment

List of material information made public in Japan from January 1, 2004 to March 31, 2004

	Date	Descriptions	Information* provided to
Exhibit 1	January 9, February 2, and March 2, 2004**	Reports on Purchase of the Company's Own Stock (Brief description in English)	DKLFB, Exchange
Exhibit 2	January 30, 2004	ACOM Receives "Listed Company Disclosure Award 2003" (English translation)	Public, Exchange
Exhibit 3	February 2, 2004	Data Book (the Third Quarter Report for the Fiscal Year Ending March, 2004) (English translation)	Public, Exchange
Exhibit 4	March 23, 2004	Securities Registration Statement (Brief description in English)	DKLFB, Exchange
Exhibit 5	March 23, 2004	Strategic Business and Capital Alliance Accompanies New Shares Issue by Third Party Allocation and Disposal of Treasury Stock (English translation)	Public, Exchange
Exhibit 6	March 23, 2004	Strategic Business and Capital Alliance between ACOM and Mitsubishi Tokyo Financial Group, Inc. (English translation)	Public, Exchange

* "Exchange" means the Tokyo Stock Exchange, Inc., on which the shares of ACOM CO., LTD. are listed.
"DKLFB" means the Director-General of the Kanto Local Finance Bureau.
** For Exhibit 1, the dates are those on which such reports were filed with DKLFB.

Exhibit 1

(Brief Description)

Reports on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

Reports on Purchase of the Company's Own Stock filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") on January 9, February 2, and March 2, 2004 (the "Reports on Purchase of the Company's Own Stock") in connection with the purchase of ACOM, CO., LTD. (the "Company")'s own stock.

The Reports on Purchase of the Company's Own Stock are required under the Securities and Exchange Law to be, and were, submitted to the DKLFB in connection with the purchase of the Company's own stock.

The information contained in the Reports on Purchase of the Company's Own Stock which is material to an investment decision is substantially contained in the previously filed news release dated April 30, 2003.

ACOM receives 'Listed Company Disclosure Award 2003'

We are delighted to announce that the Tokyo Stock Exchange, Inc. (TSE) has chosen ACOM CO., LTD. as a recipient of the '9th Listed Company Disclosure Award'.

Having already received the 2nd Disclosure Award in 1997, we feel immense honour at being selected for this award for a second time, and in order to further deepen people's understanding of our company, we will continue to devote ourselves to providing fair disclosures that are both swift and clear.

Points of praise for ACOM

- Our brief statements of financial results were rich in content. We highlighted key aspects of our fundamental management policy and gave concrete explanations of each, for example.
- Our business reports demonstrated consideration for the reader, featuring extensive use of graphs, diagrams and photographs, as well as feature articles about our various operations. Our financial statements were also easy to understand, being accompanied by point-by-point explanations.

Message from the President

I am immensely honoured that we have once again been chosen for this award, having already received the 2nd Disclosure Award. Our company was founded on the principle of 'expanding the feeling of confidence from people to people', and with the notion of corporate social responsibility at the forefront of our minds, we are committed to IR activities that provide timely and clear disclosure of management policy, business performance, and so on. Through these activities, we strive to further strengthen the trust placed in us by our shareholders and investors in general. In the future, too, we will continue to work hard to deepen people's understanding of our company by providing fair disclosures that are both swift and clear.

<Reference>

About the TSE's 'Listed Company Disclosure Award'

- Aimed at promoting fuller information disclosure by companies listed on the exchange, the award is made once a year to listed firms that have demonstrated a strong level of commitment to disclosure activities by, for example, providing investors with timely and appropriate information on internal company matters in an easy-to-understand format.
- Recipient firms are chosen by the 'Listed Company Award Committee', a body made up of academics, chartered accountants, securities analysts, etc. For the 9th award this year, seven firms out a total of 2,058 were selected to receive the award.

Exhibit 3

DATA BOOK
Quarterly Report

The Third Quarter Report for The Fiscal Year Ending March, 2004

ACOM CO., LTD.

February 2004
Code No. 8572

Contents

Notes to DATA BOOK

Note:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

Note:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

Note:3. That the average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen.

Note:4. The total amounts shown in the tables may not necessarily aggregate up with the sums of the individual amounts.

Note:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

Note:6. "(E)" indicates estimates.

Note:7. "C.R." indicates composition ratio.

e and Expenses (Consolidated)

(Millions of yen)

	2002/3	YOY %	2002/6	2002/9	2002/12	2003/3	YOY %	2003/6	YOY %	2003/9	YOY %	**2003/12**	**YOY %**	2004/3(E)	YOY %
ncome	414,918	10.4	-	217,568	-	437,572	5.5	109,443	-	218,875	0.6	**328,434**	-	432,600	-1.1
:xpenses	243,669	13.1	-	135,215	-	290,877	19.4	82,225	-	158,550	17.3	**232,415**	-	325,600	11.9
Expenses	29,903	1.1	-	15,704	-	30,562	2.2	7,117	-	13,632	-13.2	**20,503**	-	27,200	-10.8
for Bad Debts	72,047	37.4	-	48,323	-	115,671	60.5	39,990	-	72,733	50.5	**103,381**	-	148,600	28.5
Profit	171,248	6.8	-	82,353	-	146,695	-14.3	27,217	-	60,325	-26.7	**96,019**	-	107,000	-27.0
ting Income	2,027	16.1	-	638	-	1,380	-31.9	489	-	732	14.8	**1,024**	-	1,100	-13.9
ting Expenses	1,440	15.6	-	2,098	-	3,831	166.0	761	-	1,524	-27.3	**2,118**	-	2,700	-27.6
ore Extraordinary Items	171,836	6.9	-	80,892	-	144,244	-16.1	26,945	-	59,533	-26.4	**94,925**	-	105,400	-26.9
ary Income	2,310	35.4	-	0	-	5	-99.7	5	-	183	-	**397**	-	400	-
ary Losses	7,266	-5.3	-	3,292	-	9,836	35.4	83	-	697	-78.8	**1,001**	-	1,400	-86.0
fore Income Taxes	166,880	7.8	-	77,600	-	134,414	-19.5	26,868	-	59,020	-23.9	**94,322**	-	104,400	-22.3
e	95,637	17.5	-	43,604	-	75,096	-21.5	14,538	-	32,918	-24.5	**53,212**	-	58,100	-22.6

ting Income by Segment (Consolidated)

(Millions of yen)

	2002/3	YOY %	2002/6	2002/9	2002/12	2003/3	YOY %	2003/6	YOY %	2003/9	YOY %	**2003/12**	**YOY %**	2004/3(E)	YOY %
Income	414,918	10.4	-	217,568	-	437,572	5.5	109,443	-	218,875	0.6	**328,434**	-	432,600	-1.1
siness	380,553	9.3	-	198,530	-	398,057	4.6	98,758	-	197,486	-0.5	**295,654**	-	390,400	-1.9
ard Business	3,771	60.2	-	2,408	-	5,096	35.1	1,423	-	2,890	20.0	**4,388**	-	5,900	15.6
it Sales Finance Business	23,595	35.2	-	12,838	-	25,725	9.0	6,220	-	12,144	-5.4	**17,655**	-	22,800	-11.4
ee Business	319	-	-	552	-	1,866	483.8	944	-	2,167	291.9	**3,450**	-	4,900	159.4
rvicing Business	191	-	-	290	-	925	383.9	527	-	975	236.3	**1,648**	-	2,100	132.2
usiness	3,853	-30.8	-	1,827	-	3,629	-5.8	827	-	1,687	-7.7	**2,723**	-	3,500	-3.0
	2,634	31.1	-	1,120	-	2,271	-13.8	742	-	1,523	36.0	**2,913**	-	3,000	33.9

ɔeivables Outstanding by Segment (Consolidated)

	2002/3	YOY %	2003/3: 2002/6	2002/9	2002/12	2003/3	YOY %	2004/3: 2003/6	YOY %	2003/9	YOY %	2003/12	YOY %	YTD%	2004/3(E)	YOY %
bles Outstanding (Millions of yen)	1,888,413	9.8	-	1,963,814	-	1,941,244	2.8	1,926,343	-	1,904,745	-3.0	**1,878,410**	-	**-3.2**	1,880,700	-3.1
; Business	1,618,660	8.1	-	1,679,529	-	1,660,256	2.6	1,650,402	-	1,642,488	-2.2	**1,626,496**	-	**-2.0**	1,631,850	-1.7
:OM CO., LTD.	1,616,837	8.1	-	1,675,544	-	1,652,890	2.2	1,642,098	-	1,633,600	-2.5	**1,616,518**	-	**-2.2**	1,622,900	-1.8
K CREDIT CO., LTD.	327	-59.5	-	221	-	153	-53.1	128	-	107	-51.7	**83**	-	**-45.7**	50	-50.2
\M A&C CO., LTD.	1,495	-	-	3,763	-	7,212	382.3	8,175	-	8,780	133.3	**9,894**	-	**37.2**	8,900	23.5
t Card Business	32,102	62.7	-	37,844	-	41,850	30.4	43,603	-	44,863	18.5	**45,849**	-	**9.6**	47,300	13.2
:OM MasterCard®	31,388	63.8	-	37,108	-	41,114	31.0	42,850	-	44,087	18.8	**45,065**	-	**9.6**	46,450	13.2
K CREDIT CO., LTD.	624	54.1	-	675	-	684	9.6	717	-	747	10.6	**756**	-	**10.6**	800	18.1
AM A&C CO., LTD.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
lment Sales Finance Business	237,502	16.5	-	246,223	-	237,948	0.2	230,620	-	214,738	-12.8	**201,997**	-	**-15.1**	198,650	-16.5
ɔOM CO., LTD.	161,247	7.1	-	162,139	-	153,203	-5.0	148,075	-	137,182	-15.4	**127,965**	-	**-16.5**	125,600	-18.0
:K CREDIT CO., LTD.	69,996	42.5	-	76,939	-	77,338	10.5	74,499	-	69,461	-9.7	**66,056**	-	**-14.6**	64,050	-17.2
AM A&C CO., LTD.	6,258	51.1	-	7,144	-	7,406	18.3	8,045	-	8,095	13.3	**7,974**	-	**7.7**	9,000	21.3
Servicing Business	147	-	-	216	-	1,189	706.5	1,716	-	2,655	-	**4,066**	-	**241.7**	2,900	145.8

ımber of Customer Accounts by Segment (Consolidated)

	2002/3	YOY %	2003/3: 2002/6	2002/9	2002/12	2003/3	YOY %	2004/3: 2003/6	YOY %	2003/9	YOY %	2003/12	YOY %	YTD%	2004/3(E)	YOY %
usiness	3,058,274	5.5	-	3,123,709	-	3,161,304	3.4	3,157,678	-	3,155,453	1.0	**3,160,924**	-	**0.0**	3,129,100	-1.0
M CO., LTD.	3,035,706	4.9	-	3,062,976	-	3,032,330	-0.1	3,011,817	-	2,992,710	-2.3	**2,971,636**	-	**-2.0**	2,957,700	-2.5
CREDIT CO., LTD.	2,719	-45.3	-	1,548	-	1,122	-58.7	965	-	824	-46.8	**639**	-	**-43.0**	500	-52.3
l A&C CO., LTD.	19,849	-	-	59,185	-	127,852	544.1	144,896	-	161,919	173.6	**188,649**	-	**47.6**	170,900	33.6
ɔard Business	1,016,544	30.1	-	1,058,593	-	1,021,131	0.5	1,002,011	-	982,503	-7.2	**972,991**	-	**-4.7**	1,075,600	5.4
M MasterCard®	1,004,118	33.4	-	1,052,558	-	1,014,845	1.1	995,371	-	975,865	-7.3	**965,914**	-	**-4.8**	1,068,300	5.3
CREDIT CO., LTD.	4,952	52.9	-	5,731	-	6,004	21.2	6,431	-	6,431	12.2	**6,871**	-	**14.4**	7,300	20.9
l A&C CO., LTD.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ent Sales Finance Business	905,725	17.8	-	974,124	-	991,162	9.4	991,217	-	960,210	-1.4	**937,716**	-	**-5.4**	933,100	-5.9
M CO., LTD.	486,532	9.0	-	492,746	-	479,182	-1.5	462,337	-	436,798	-11.4	**416,494**	-	**-13.1**	394,000	-17.8
CREDIT CO., LTD.	246,786	16.4	-	262,520	-	263,202	6.7	257,168	-	244,798	-6.8	**237,627**	-	**-9.7**	217,100	-17.5
l A&C CO., LTD.	172,407	55.9	-	218,858	-	248,778	44.3	271,712	-	278,614	27.3	**283,595**	-	**14.0**	322,000	29.3
ɜrvicing Business	1,468	-	-	2,507	-	10,540	618.0	12,419	-	14,851	492.4	**20,726**	-	**96.6**	-	-

Loan Business: Number of customer accounts with outstanding balance that includes non-interest bearing balance.
Credit Card Business: Number of cardholders.
Installment Sales Finance Business: Number of contracts with receivables outstanding.
Loan Servicing Business: Number of accounts for purchased loans.

ı Actual Results and Estimates (Non-Consolidated)

come and Expenses (ACOM)

(Millions of yen)

	2002/3	YOY %	2002/6	2002/9	2002/12	2003/3	YOY %	2003/6	YOY %	2003/9	YOY %	**2003/12**	YOY %	2004/3(E)	YOY %
ting Income	400,818	9.3	-	209,111	-	419,258	4.6	103,737	-	207,507	-0.8	**311,181**	-	410,000	-2.2
ting Expenses	231,857	11.4	-	128,310	-	276,677	19.3	77,602	-	149,502	16.5	**218,429**	-	307,400	11.1
ncial Expenses	28,622	-1.1	-	15,230	-	29,585	3.4	6,845	-	13,138	-13.7	**19,803**	-	26,300	-11.1
ision for Bad Debts	69,997	35.5	-	46,556	-	112,108	60.2	38,740	-	70,211	50.8	**99,556**	-	144,000	28.5
er Operating Expenses	133,237	4.5	-	66,524	-	134,878	1.2	32,005	-	66,103	-0.6	**98,435**	-	137,050	1.6
ting Profit	168,961	6.6	-	80,801	-	142,581	-15.6	26,134	-	58,004	-28.2	**92,751**	-	102,600	-28.0
perating Income	2,126	27.3	-	993	-	2,118	-0.4	654	-	1,130	13.8	**1,609**	-	2,100	-3.3
perating Expenses	407	-63.5	-	104	-	197	-51.6	46	-	114	9.5	**118**	-	100	-41.1
e Before Extraordinary Items	170,680	7.3	-	81,690	-	144,502	-15.3	26,743	-	59,020	-27.8	**94,242**	-	104,600	-27.6
rdinary Income	1	-99.9	-	0	-	5	202.6	5	-	183	-	**395**	-	300	-
rdinary Losses	6,914	-10.3	-	3,292	-	9,925	43.5	101	-	725	-78.0	**1,044**	-	1,400	-85.7
e Before Income Taxes	163,767	7.1	-	78,398	-	134,582	-17.8	26,648	-	58,478	-25.4	**93,593**	-	103,500	-23.1
e Taxes, current	79,360	5.9	-	37,900	-	68,070	-14.2	10,820	-	27,890	-26.4	**41,380**	-	54,400	-20.0
e Taxes, deferred	-10,370	271.4	-	-4,779	-	-10,977	5.9	898	-	-3,075	-35.7	**-2,080**	-	-10,500	-4.3
come	94,777	17.4	-	45,277	-	77,489	-18.2	14,929	-	33,663	-25.7	**54,293**	-	59,600	-23.1

perating Income by Category (ACOM)

(Millions of yen)

	2002/3	YOY %	2002/6	2002/9	2002/12	2003/3	YOY %	2003/6	YOY %	2003/9	YOY %	**2003/12**	YOY %	2004/3(E)	YOY %
ating Income	400,818	9.3	-	209,111	-	419,258	4.6	103,737	-	207,507	-0.8	**311,181**	-	410,000	-2.2
rest on Loans Receivable	373,235	9.3	-	194,087	-	388,483	4.1	95,696	-	191,358	-1.4	**286,564**	-	377,600	-2.8
s from Credit Card Business	3,692	58.9	-	2,356	-	4,986	35.0	1,384	-	2,812	19.4	**4,268**	-	5,800	16.3
s from Installment Sales Financing	16,278	13.9	-	8,186	-	16,166	-0.7	3,753	-	7,335	-10.4	**10,697**	-	13,700	-14.9
s from Credit Guarantees	319	-	-	552	-	1,866	483.8	943	-	2,165	291.9	**3,448**	-	4,800	158.7
es	-	-	-	-	-	105	-	11	-	50	-	**636**	-	50	-52.4
ers	7,292	4.9	-	3,929	-	7,651	4.9	1,948	-	3,784	-3.7	**5,565**	-	8,050	5.2

ıl Results and Estimates(Non-Consolidated)

ables Outstanding(ACOM)

	2002/3	YOY %	2003/3					2004/3								
			2002/6	2002/9	2002/12	2003/3	YOY %	2003/6	YOY %	2003/9	YOY %	2003/12	YOY %	YTD%	2004/3(E)	YOY %
ıtstanding (Millions of yen)	1,809,564	8.6	1,847,579	1,874,853	1,863,135	1,847,259	2.1	1,833,060	-0.8	1,814,898	-3.2	**1,789,576**	**-3.9**	**-3.1**	1,795,000	-2.8
ess	1,616,837	8.1	1,648,806	1,675,544	1,662,349	1,652,890	2.2	1,642,098	-0.4	1,633,600	-2.5	**1,616,518**	**-2.8**	**-2.2**	1,622,900	-1.8
d Loans	1,548,894	8.5	1,580,436	1,605,844	1,592,488	1,582,751	2.2	1,572,165	-0.5	1,564,537	-2.6	**1,549,587**	**-2.7**	**-2.1**	1,552,900	-1.9
ners	1,547,850	8.5	1,579,526	1,605,029	1,591,773	1,582,125	2.2	1,571,626	-0.5	1,564,092	-2.6	**1,549,197**	**-2.7**	**-2.1**	1,552,600	-1.9
ercials	1,043	-30.4	910	814	714	625	-40.1	538	-40.9	445	-45.4	**390**	**-45.3**	**-37.5**	300	-54.7
.oans	67,942	-0.1	68,369	69,700	69,861	70,139	3.2	69,932	2.3	69,063	-0.9	**66,930**	**-4.2**	**-4.6**	70,000	-0.2
Business	31,478	62.8	34,670	37,168	39,379	41,166	30.8	42,886	23.7	44,115	18.7	**45,092**	**14.5**	**9.5**	46,500	13.1
asterCard®	31,388	63.8	34,590	37,108	39,322	41,114	31.0	42,850	23.9	44,087	18.8	**45,065**	**14.6**	**9.6**	46,450	13.2
Sales Finance Business	161,247	7.1	164,102	162,139	161,406	153,203	-5.0	148,075	-9.8	137,182	-15.4	**127,965**	**-20.7**	**-16.5**	125,600	-18.0
ce of Unsecured Loans for r Account (Thousands of yen)	512	3.2	520	527	524	524	2.3	524	0.8	525	-0.4	**524**	**0.0**	**0.0**	528	0.8
	(541)	(5.5)	(550)	(556)	-	-	-	-	-	-	-	**-**	**-**	**-**	-	-

es in brackets represent the amounts of loans exclusive of non-interest-bearing balance.

er of Customer Accounts(ACOM)

	2002/3	YOY %	2003/3					2004/3								
			2002/6	2002/9	2002/12	2003/3	YOY %	2003/6	YOY %	2003/9	YOY %	2003/12	YOY %	YTD%	2004/3(E)	YOY %
s	3,035,706	4.9	3,049,699	3,062,976	3,050,472	3,032,330	-0.1	3,011,817	-1.2	2,992,710	-2.3	**2,971,636**	**-2.6**	**-2.0**	2,957,700	-2.5
	(2,873,888)	(2.8)	(2,887,149)	(2,903,918)	-	-	-	-	-	-	-	**-**	**-**	**-**	-	-
.oans	3,021,780	4.9	3,035,639	3,048,748	3,036,107	3,017,837	-0.1	2,997,276	-1.3	2,978,301	-2.3	**2,957,545**	**-2.6**	**-2.0**	2,943,200	-2.5
	(2,860,021)	(2.8)	(2,873,156)	(2,889,757)	-	-	-	-	-	-	-	**-**	**-**	**-**	-	-
rs	3,020,908	4.9	3,034,831	3,047,976	3,035,397	3,017,176	-0.1	2,996,682	-1.3	2,977,794	-2.3	**2,957,098**	**-2.6**	**-2.0**	2,942,900	-2.5
	(2,859,149)	(2.8)	(2,872,349)	(2,888,985)	-	-	-	-	-	-	-	**-**	**-**	**-**	-	-
ials	872	-13.7	808	772	710	661	-24.2	594	-26.5	507	-34.3	**447**	**-37.0**	**-32.4**	300	-50.7
ans	13,926	3.3	14,060	14,228	14,365	14,493	4.1	14,541	3.4	14,409	1.3	**14,091**	**-1.9**	**-2.8**	14,500	0.5
siness	1,011,592	30.0	1,051,558	1,052,862	1,042,339	1,015,127	0.3	995,580	-5.3	976,072	-7.3	**966,120**	**-7.3**	**-4.8**	1,068,500	5.2
erCard®	1,004,118	33.4	1,051,255	1,052,558	1,042,056	1,014,845	1.1	995,371	-5.3	975,865	-7.3	**965,914**	**-7.3**	**-4.8**	1,068,300	5.3
es Finance Business	486,532	9.0	493,479	492,746	494,688	479,182	-1.5	462,337	-6.3	436,798	-11.4	**416,494**	**-15.8**	**-13.1**	394,000	-17.8

Business: Number of customer accounts with outstanding balance.
l MasterCard®: Number of cardholders.
ment Sales Finance Business: Number of contracts with receivables outstanding.
gures in brackets represent the number of loan customer accounts exclusive of non-interest-bearing balance.

nber of New Loan Customers(ACOM)

	2002/3	YOY %	2002/6	2002/9	2002/12	2003/3	YOY %	2003/6	YOY %	2003/9	YOY %	2003/12	YOY %	2004/3(E)	YOY %
of New Loan Customers	443,538	0.1	108,997	214,944	313,026	408,146	-8.0	97,142	-10.9	187,072	-13.0	**272,784**	**-12.9**	378,100	-7.4
ured Loans	442,184	0.0	108,573	214,164	311,901	406,693	-8.0	96,805	-10.8	186,521	-12.9	**272,127**	**-12.8**	377,000	-7.3
sumers	442,165	0.0	108,568	214,158	311,893	406,685	-8.0	96,805	-10.8	186,521	-12.9	**272,127**	**-12.7**	377,000	-7.3
mercials	19	5.6	5	6	8	8	-57.9	0	-	0	-	**0**	**-**	-	-
d Loans	1,354	36.8	424	780	1,125	1,453	7.3	337	-20.5	551	-29.4	**657**	**-41.6**	1,100	-24.3

umber of Loan Business Outlets(ACOM)

			2003/3					**2004/3**							
	2002/3	YOY	2002/6	2002/9	2002/12	2003/3	YOY	2003/6	YTD	2003/9	YTD	**2003/12**	**YTD**	2004/3(E)	YOY
of Loan Business Outlets	1,761	20	1,760	1,759	1,759	1,716	-45	1,722	6	1,730	14	**1,730**	**14**	1,705	-11
l	521	0	516	513	504	468	-53	435	-33	410	-58	**381**	**-87**	386	-82
fed	1,240	20	1,244	1,246	1,255	1,248	8	1,287	39	1,320	72	**1,349**	**101**	1,319	71

ash Dispensers, ATMs and MUJINKUN(ACOM)

(Numbers)

			2003/3					**2004/3**							
	2002/3	YOY	2002/6	2002/9	2002/12	2003/3	YOY	2003/6	YTD	2003/9	YTD	**2003/12**	**YTD**	2004/3(E)	YOY
f Cash Dispensers and ATMs	49,777	18,958	57,840	66,305	68,622	69,215	19,438	72,215	3,000	74,079	4,864	**74,594**	**5,379**	-	-
tary	2,068	15	2,069	2,071	2,070	2,026	-42	2,032	6	2,039	13	**2,037**	**11**	2,013	-13
n 365 Days/Year	2,059	13	2,061	2,062	2,061	2,020	-39	2,026	6	2,033	13	**2,033**	**13**	-	-
pen 24 Hours/Day	1,773	18	1,776	1,777	1,776	1,749	-24	1,756	7	1,763	14	**1,765**	**16**	-	-
	47,709	18,943	55,771	64,234	66,552	67,189	19,480	70,183	2,994	72,040	4,851	**72,557**	**5,368**	-	-
	7,611	0	7,611	7,611	7,611	7,621	10	8,257	636	8,328	707	**8,374**	**753**	-	-
of MUJINKUN Machines	1,751	16	1,748	1,749	1,749	1,706	-45	1,712	6	1,720	14	**1,723**	**17**	1,694	-12

rs" indicates receipt of payment by convenience stores under an agency agreement.

nployees(ACOM)

			2003/3					**2004/3**							
	2002/3	YOY	2002/6	2002/9	2002/12	2003/3	YOY	2003/6	YTD	2003/9	YTD	**2003/12**	**YTD**	2004/3(E)	YOY
of Employees	4,366	45	4,652	4,552	4,479	4,405	39	4,474	69	4,369	-36	**4,298**	**-107**	4,232	-173
Office	756	103	798	782	796	869	113	909	40	917	48	**924**	**55**	935	66
lit Supervision related	241	22	237	241	237	302	61	334	32	348	46	**354**	**52**	-	
ial Service Business Division	3,610	-58	3,854	3,770	3,683	3,536	-74	3,565	29	3,452	-84	**3,374**	**-162**	3,297	-239
act Center	335	335	408	755	1,096	1,059	724	1,081	22	985	-74	**972**	**-87**	-	-
t Card/Installment Business Dept.	231	15	310	240	306	228	-3	308	80	317	89	**341**	**113**	-	

number of employees as of March 2002 is adjusted based on new organization as of April 2002.

number of employees as of September 2002 and March 2003 is adjusted according to organizational change in June 2003.

tual Results and Estimates (Non-Consolidated)

:cured Loans Receivable Outstanding for Consumers by Interest Rate(ACOM)

(Millions of yen)

ıal Interest Rate	2002/12 Number of Accounts	C.R.	Receivables Outstanding	C.R.	2003/3 Number of Accounts	C.R.	Receivables Outstanding	C.R.	2003/6 Number of Accounts	C.R.	Receivables Outstanding	C.R.	2003/9 Number of Accounts	C.R.	Receivables Outstanding	C.R.	2003/12 Number of Accounts	C.R.	Receivables Outstanding	C.R.
vable	3,035,397	100.0	1,591,773	100.0	3,017,176	100.0	1,582,125	100.0	2,996,682	100.0	1,571,626	100.0	2,997,794	100.0	1,564,092	100.0	2,957,098	100.0	1,549,197	100.0
:nd Higher	137,432	4.6	52,161	3.3	129,643	4.3	49,475	3.1	121,576	4.1	46,658	3.0	114,472	3.9	44,256	2.8	107,789	3.7	41,923	2.7
	1,728,014	56.9	634,297	39.8	1,747,741	57.9	639,356	40.4	1,759,715	58.7	642,569	40.9	1,767,147	59.3	645,463	41.3	1,763,030	59.6	641,681	41.4
- 26.500%	613,921	20.2	349,727	21.9	595,372	19.7	345,529	21.9	580,961	19.4	343,257	21.8	568,284	19.1	341,949	21.9	553,655	18.7	337,623	21.8
- 24.820%	372,584	12.3	338,235	21.3	360,906	12.0	332,760	21.0	350,169	11.7	327,395	20.8	339,966	11.4	321,904	20.6	329,914	11.2	315,029	20.4
- 19.000%	52,528	1.7	97,800	6.1	51,353	1.7	96,294	6.1	49,995	1.6	94,270	6.0	48,757	1.6	92,406	5.9	47,442	1.6	89,869	5.8
- 18.000%	59,510	2.0	100,761	6.4	57,918	1.9	99,223	6.3	56,370	1.9	97,120	6.2	54,954	1.9	95,616	6.1	53,485	1.8	93,098	6.0
n 15.000%	71,408	2.3	18,789	1.2	74,243	2.5	19,485	1.2	77,896	2.6	20,354	1.3	84,214	2.8	22,494	1.4	101,783	3.4	29,970	1.9
Yield	-	-	24.02	-	-	-	23.96	-	-	-	23.84	-	-	-	23.81	-	-	-	23.76	-

ecured Loans Receivable Outstanding by Classified Receivable Outstanding(ACOM)

(Millions of yen)

eceivable of yen)	2002/12 Number of Accounts	C.R.	Receivables Outstanding	C.R.	2003/3 Number of Accounts	C.R.	Receivables Outstanding	C.R.	2003/6 Number of Accounts	C.R.	Receivables Outstanding	C.R.	2003/9 Number of Accounts	C.R.	Receivables Outstanding	C.R.	2003/12 Number of Accounts	C.R.	Receivables Outstanding	C.R.
≦ 100	440,192	14.5	19,725	1.2	446,625	14.8	20,603	1.3	447,999	15.0	20,677	1.3	443,180	14.9	20,452	1.3	446,394	15.1	20,098	1.3
≦ 300	544,597	17.9	124,248	7.9	550,290	18.2	125,037	7.9	554,491	18.5	124,869	8.0	560,129	18.8	125,239	8.0	562,989	19.1	125,682	8.1
≦ 500	1,394,445	45.9	643,946	40.4	1,367,116	45.4	631,290	39.9	1,342,363	44.8	619,311	39.4	1,324,615	44.5	611,417	39.1	1,304,178	44.1	601,756	38.8
≦ 1000	387,210	12.8	331,992	20.8	380,548	12.6	326,476	20.6	374,730	12.5	321,016	20.4	370,365	12.4	317,105	20.3	363,313	12.2	310,930	20.1
	268,953	8.9	471,860	29.7	272,597	9.0	478,716	30.3	277,099	9.2	485,750	30.9	279,505	9.4	489,878	31.3	280,224	9.5	490,729	31.7
Total	3,035,397	100.0	1,591,773	100.0	3,017,176	100.0	1,582,125	100.0	2,996,682	100.0	1,571,626	100.0	2,977,794	100.0	1,564,092	100.0	2,957,098	100.0	1,549,197	100.0

)ebt Write-offs(ACOM)

-offs]

	2002/3	YOY %	2002/6	2002/9	2002/12	2003/3	YOY %	2003/6	YOY %	2003/9	YOY %	**2003/12**	**YOY %**	2004/3(E)	YOY %
te-offs (Millions of yen)	54,251	22.2	17,550	36,974	58,278	81,608	50.4	27,667	57.6	57,811	56.4	**85,375**	**46.5**	118,500	45.3
ıess	51,003	19.0	16,389	34,319	53,993	75,428	47.9	25,555	55.9	53,336	55.4	**78,437**	**45.3**	108,300	43.7
l Loans	49,713	24.8	16,348	34,167	53,826	75,039	50.9	25,442	55.6	51,632	51.1	**76,647**	**42.4**	106,400	41.9
oans	1,290	-57.1	41	152	166	388	-69.9	113	175.0	1,703	-	**1,790**	**972.8**	1,900	388.6
terCard®	1,767	245.8	667	1,487	2,377	3,344	89.2	1,173	75.8	2,413	62.3	**3,599**	**51.4**	5,400	61.9
Sales Finance Business	1,475	44.9	471	1,095	1,740	2,457	66.6	666	41.5	1,400	27.8	**2,130**	**22.4**	2,900	18.0
Business	12	-	20	66	159	306	-	268	-	657	893.7	**1,201**	**652.3**	1,900	511.1

ebt Write-offs]

	2002/3	YOY %	2002/6	2002/9	2002/12	2003/3	YOY %	2003/6	YOY %	2003/9	YOY %	**2003/12**	**YOY %**	2004/3(E)	YOY %
ess (%)	3.15	(0.29)	0.99	2.04	3.24	4.56	(1.41)	1.55	(0.56)	3.26	(1.22)	**4.84**	**(1.60)**	6.67	(2.11)
Loans	3.21	(0.42)	1.03	2.13	3.38	4.74	(1.53)	1.62	(0.59)	3.30	(1.17)	**4.94**	**(1.56)**	6.85	(2.11)
ans	1.84	(-2.51)	0.06	0.21	0.23	0.54	(-1.30)	0.16	(0.10)	2.44	(2.23)	**2.64**	**(2.41)**	2.68	(2.14)
rCard®	5.63	(2.96)	1.93	4.01	6.04	8.13	(2.50)	2.74	(0.81)	5.47	(1.46)	**7.98**	**(1.94)**	11.61	(3.48)
ales Finance Business	0.91	(0.23)	0.29	0.68	1.08	1.60	(0.69)	0.45	(0.16)	1.02	(0.34)	**1.66**	**(0.58)**	2.28	(0.68)
usiness	0.13	-	0.12	0.20	0.34	0.52	(0.39)	0.39	(0.27)	0.82	(0.62)	**1.33**	**(0.99)**	1.78	(1.26)

ad debt write-offs
= Bad Debt Write-offs of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ard® = Bad Debt Write-offs of ACOM MasterCard® / Card Shopping Receivables
s Finance Business = Bad Debt Write-offs of Installment Sales Finance / Installment Receivables
ss = Bad Debt Write-offs of Gurantee / (Guranteed Loan Receivables plus Payments in Subrogation)
brackets indicate year-on-year change in percentage points.

serured Loans Write-offs by Reasons (ACOM)

	2002/3		2002/6		2002/9		2002/12		2003/3		2003/6		2003/9		**2003/12**	
ivables Outstanding	C.R. (%)	Average Balance	C.R. (%)	Average Balance	C.R. (%)	Average Balance	C.R. (%)	Average Balance	C.R. (%)	Average Balance	C.R. (%)	Average Balance	C.R. (%)	Average Balance	**C.R. (%)**	**Average Balance**
ad Debt Write-offs (Thousands of yen)	100.0	332	100.0	347	100.0	355	100.0	359	100.0	363	100.0	384	100.0	390	**100.0**	**392**
ankruptcy	40.7	398	37.5	402	37.2	409	38.5	415	40.6	421	35.6	443	33.8	446	**33.2**	**444**
ocate Borrowers	5.4	339	4.2	350	4.2	362	4.1	359	4.2	366	3.1	379	3.0	383	**3.0**	**388**
Inability of Making Repayments, etc.	36.9	341	39.0	368	39.4	375	38.4	376	35.7	372	40.4	393	40.1	398	**40.9**	**402**
luntary Waiver of Repayments	17.0	227	19.3	251	19.2	259	19.0	262	19.5	272	20.9	303	23.1	320	**22.9**	**325**

Actual Results and Estimates(Non-Consolidated)

ad Debts(ACOM)

(Millions of yen)

	2002/3	%	2002/6	%	2002/9	%	2002/12	%	2003/3	%	2003/6	%	2003/9	%	**2003/12**	**%**
ount of Bad Debts	43,691	2.70	45,819	2.78	50,279	3.00	55,340	3.32	60,491	3.65	61,560	3.74	63,793	3.90	**72,465**	**4.48**
to Borrowers in Bankruptcy or Under Reorganization	7,204	0.45	8,032	0.49	8,207	0.49	8,339	0.50	9,227	0.56	10,030	0.61	9,065	0.55	**9,671**	**0.60**
plications for Bankruptcy are Proceeded	3,292	0.20	3,768	0.23	3,508	0.21	3,008	0.18	3,540	0.21	3,524	0.21	3,436	0.21	**3,385**	**0.21**
plications for The Civil Rehabilitation are Proceeded	1,659	0.10	1,837	0.11	2,033	0.12	2,480	0.15	2,853	0.17	3,262	0.20	3,701	0.23	**3,843**	**0.24**
plications for The Civil Rehabilitation are Determined	131	0.01	324	0.02	481	0.03	635	0.04	815	0.05	1,212	0.07	1,299	0.08	**1,553**	**0.10**
in Arrears	20,972	1.30	20,684	1.25	25,588	1.53	26,741	1.60	31,128	1.88	30,140	1.83	31,641	1.93	**31,349**	**1.94**
Past Due for Three Months or More	497	0.03	1,581	0.10	687	0.04	1,512	0.09	1,036	0.06	1,882	0.11	1,736	0.11	**3,305**	**0.20**
ctured Loans	15,016	0.93	15,521	0.94	15,795	0.94	18,746	1.13	19,099	1.15	19,506	1.19	21,349	1.31	**28,138**	**1.74**

Loans in Arrears for Less Than 3 Months[excluding balance held by headquarters' collection department](ACOM)

(Millions of yen)

	2002/3	%	2002/6	%	2002/9	%	2002/12	%	2003/3	%	2003/6	%	2003/9	%	**2003/12**	**%**
≦ < 3 months	13,605	0.84	15,710	0.95	17,879	1.07	18,878	1.14	18,971	1.15	22,901	1.39	23,589	1.44	**19,165**	**1.18**
ays ≦ < 3 months	7,468	0.46	8,434	0.51	7,283	0.44	10,478	0.63	9,761	0.59	11,324	0.69	11,387	0.70	**11,623**	**0.72**
ays ≦ < 31 days	6,136	0.38	7,276	0.44	10,595	0.63	8,400	0.51	9,210	0.56	11,577	0.70	12,201	0.74	**7,541**	**0.46**

llowance for Bad Debts (ACOM)

	2002/3		2002/6	2002/9	2002/12	2003/3		2003/6		2003/9		**2003/12**		2004/3(E)	
		YOY %					YOY %		YOY %		YOY %		YOY %		YOY %
e for Bad Debts (Millions of yen)	77,700	25.5	-	87,200	-	107,700	38.6	118,700	-	119,600	37.2	**120,900**	-	131,800	22.4
tio of Allowance for Bad Debts	4.36	-	-	4.72	-	5.91	-	6.56	-	6.67	-	**6.83**	-	7.43	-
al Allowance for Bad Debts	-	-	-	54,400	-	67,127	-	76,769	-	79,834	-	**81,693**	-	84,000	-
secured Consumer Loans	-	-	-	47,900	-	59,980	-	69,268	-	71,131	-	**71,345**	-	75,100	-
ic Allowance for Bad Debts	-	-	-	32,800	-	40,184	-	40,746	-	39,318	-	**38,765**	-	47,800	-
al Allowance for Bad Debts	15,800	107.9	-	9,500	-	30,000	89.9	11,000	-	11,900	25.3	**13,200**	-	24,100	-19.7
e for Loss on Debt Guarantees	12	-	-	158	-	474	-	547	-	989	-	**1,471**	-	1,874	-
nal Allowance	12	-	-	145	-	461	-	73	-	515	-	**997**	-	1,400	-

allowance for bad debts = (Allowance for bad debts / Loans receivable outstanding at the fiscal year-end plus Installment receivables (excluding deferred income on installment sales finance)) ×100

edit Card Business [ACOM MasterCard®](ACOM)

(Millions of yen)

	2002/3	YOY %	2003/3: 2002/6	2002/9	2002/12	2003/3	YOY %	2004/3: 2003/6	YOY %	2003/9	YOY %	2003/12	YOY %	YTD %	2004/3 (E)	YOY %
f Cardholders	1,004,118	33.4	1,051,255	1,052,558	1,042,056	1,014,845	1.1	995,371	-5.3	975,865	-7.3	**965,914**	**-7.3**	**-4.8**	1,068,300	5.3
f Accounts with Shopping Receivables	215,733	86.6	231,066	246,648	258,947	287,999	33.5	274,389	18.7	274,499	11.3	**281,034**	**8.5**	**-2.4**	-	-
pping Receivables	31,388	63.8	34,590	37,108	39,322	41,114	31.0	42,850	23.9	44,087	18.8	**45,065**	**14.6**	**9.6**	46,450	13.2
g Receivables	27,731	72.0	29,934	32,530	34,847	36,885	33.0	38,355	28.1	39,625	21.8	**40,613**	**16.5**	**10.1**	40,700	10.5

tallment Sales Finance Business(ACOM)

(Millions of yen)

	2002/3	YOY %	2003/3: 2002/6	2002/9	2002/12	2003/3	YOY %	2004/3: 2003/6	YOY %	2003/9	YOY %	2003/12	YOY %	YTD %	2004/3 (E)	YOY %
f Customer Accounts	486,532	9.0	493,479	492,746	494,688	479,182	-1.5	462,337	-6.3	436,798	-11.4	**416,494**	**-15.8**	**-13.1**	394,000	-17.8
t Receivables	161,247	7.1	164,102	162,139	161,406	153,203	-5.0	148,075	-9.8	137,182	-15.4	**127,965**	**-20.7**	**-16.5**	125,600	-18.0
Receivables	133,409	7.5	136,373	134,553	134,493	127,820	-4.2	124,247	-8.9	115,211	-14.4	**108,196**	**-19.6**	**-15.4**	105,200	-17.6
ad Debt Write-offs	0.91	-	0.29	0.68	1.08	1.60	-	0.45	-	1.02	-	**1.66**	**-**	**-**	2.28	-
f Merchant Venders	5,784	-	5,854	5,934	6,013	6,066	-	6,116	-	6,172	-	**6,222**	**-**	**-**	-	-

ber of customer accounts indicates the number of contracts with receivables outstanding
ated Receivables indicate installment receivables excluding deferred income on installment sales finance.

arantee Business(ACOM)

(Millions of yen)

	2002/3	YOY %	2003/3: 2002/6	2002/9	2002/12	2003/3	YOY %	2004/3: 2003/6	YOY %	2003/9	YOY %	2003/12	YOY %	YTD %	2004/3 (E)	YOY %
Customer Accounts with Outstanding Balance	32,432	-	56,442	90,623	126,030	156,256	-	186,982	231.3	215,321	137.6	**244,728**	**94.2**	**56.6**	258,800	65.6
antee Receivables	9,539	-	17,651	32,235	46,072	57,926	-	68,360	287.3	79,040	145.2	**90,233**	**95.9**	**55.8**	103,000	77.8

(Reference)

Category criteria of concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

Exhibit 4

(Brief Description)

Securities Registration Statement

ACOM CO., LTD.

(504010)

ACOM CO., LTD. filed with the Director-General of the Kanto Local Finance Bureau this Securities Registration Statement relating to the issue of new shares by third party allocation (the "Securities Registration Statement") on March 23, 2004.

The information contained in the Securities Registration Statement which is material to an investment decision is substantially contained in the news release "Strategic Business and Capital Alliance Accompanies New Shares Issue by Third Party Allocation and Disposal of Treasury Stock" dated March 23, 2004 (Exhibit 5).

Exhibit 5

March 23, 2004

Strategic Business and Capital Alliance Accompanies New Shares Issue by Third Party Allocation and Disposal of Treasury Stock

On March 23, 2004, the Board of Directors of ACOM CO., LTD. ("ACOM") approved a capital increase through a third party allocation of common stock and disposal of treasury stock accompanies with agreement on a strategic business and capital alliance with Mitsubishi Tokyo Financial Group, Inc. ("MTFG") [President & CEO: Shigemitsu Miki] and The Bank of Tokyo-Mitsubishi, Ltd. ("BTM") [President: Shigemitsu Miki]

I. New shares issue by third party allocation

1. Outline of new share issuance

(1) Number of new shares to be issued:	14,000,000 common shares (Note:1)
(2) Issue price:	6,650 yen per share (Note:2)
(3) Total amount of issue:	93,100,000,000 yen (Note:1)
(4) Amount to be included in capital:	3,325 yen per share
(5) Subscription Date:	April 16, 2004
(6) Payment Date:	April 19, 2004
(7) Initial date of reckoning the dividend:	April 1, 2004
(8) Allotted company and number of shares:	Mitsubishi Tokyo Financial Group, Inc. 14,000,000 shares

(9) Matter concerning agreement of continuance ownership of new shares

ACOM plans to request a definite promise to allotted company for notifying ACOM in the case of transferring new shares to be allocated to that for the period of two years starting from the effective date of the new shares of issuance (April 20, 2004).
ACOM has obtained a definite promise for not to resell new shares as a rule allocated to that during the active contract term.

(10) The above items are contingent of the approval of submissions made under the Securities and Exchange Law of Japan

Note:1. A part of number of new shares to be issued mentioned above (14,000,000 shares) might not be issued due to the regulations of related laws.

2. Method of an issue price
Using the average value of closing price 6,989.05 yen for ACOM's common stock price as announced by Tokyo Stock Exchange for 1 months immediately preceding the corporate resolution regarding the issuance of new shares (from February 23, 2004 to Match 22, 2004), an issue price of 6,650 yen per share was determined (discount rate is 4.85%)

2. Number of shares issued before and after capital increase

Number of shares issued before capital increase:	145,628,280 shares
Number of shares newly issued by capital increase:	14,000,000 shares
Number of shares issued after capital increase:	159,628,280 shares

3. Amount of capital before and after capital increase

Amount of capital before capital increase:	17,282,520,000 yen
Amount of raised capital by capital increase:	46,550,000,000 yen
Amount of new capital after capital increase:	63,832,520,000 yen

4. Reasons for capital increase and use of capital raised

(1) Reasons for capital increase
The purpose is to execute a strategic business and capital alliance that was agreed among ACOM, MTFG, and BTM.

(2) Utilization of capital raised
Estimated net proceeds 92,670 millions of yen will be appropriated to operating capital of ACOM.

(3) Earning forecast
Earning forecast after the issuance of new shares is undecided at present due to a basic agreement phase of alliance.

5. Profit distribution to shareholders

(1) Basic policy concerning profit distribution
ACOM recognizes the profit return to shareholders and investors as one of the most important policies. ACOM aims to stabilize and improve the profit distribution while attempting to improve earning power and strengthening the financial position.

(2) Conception for dividend decision
Allotment is carried out by judging the financial situation, the periodic profit, and the pay out ratio overall and divided based on the above-mentioned policy.

(3) Utilization of the retained earnings
ACOM's policy for internal reserve is to use it for strengthening of financial position and capital expenditure to expand the businesses in the future.

(4) Others
ACOM intends to receive the high evaluation from shareholders and investors by propelling the business alliance with MTFG and BTM.

6. Equity finance conducted in the past three years

(1) Situation of equity finance
There is no pertinent matter.

(2) Share price immediately preceding and the last three fiscal years.

	FY March 2001	FY March 2002	FY March 2003	FY March 2004
	Yen	Yen	Yen	Yen
Opening Price	11,240	10,140	7,600	3,010
High Price	11,860	11,420	9,820	8,490
Low Price	7,600	6,970	3,020	3,010
Closing Price	10,130	7,700	3,100	7,710
PER (times)	18.25	11.78	6.04	-

Note: The share price for the fiscal year 2004 listed above is the period of April 1, 2003 to March 22, 2004.

7. Outline of the share purchaser

Name of company allocated shares			Mitsubishi Tokyo Financial Group, Inc.
Shares allocated			14,000,000 shares
Amount paid			93,100,000,000 yen
Purchaser's details			
	Head office		2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan
	Representative		President & CEO: Shigemitsu Miki
	Paid-in Capital (Note:1)		1,258,052 millions of yen
	Content of business		Oversees the operations of bank, trust bank, securities company, insurance company, and others that are allowed by the Banking Act to have as subsidiaries and oversees businesses that accompany with them
	Principal shareholders (Note:1,2)		Common Shares Japan Trustee Services Bank, Ltd. (Trust Accounts) (Percentage of total shares in issue: 6.11%) Master Trust Bank of Japan, Ltd. (Trust Accounts) (Percentage of total shares in issue: 4.41%) Master Trust Bank of Japan, Ltd. (Meiji Life Insurance Company: Pension Trust Account) (Percentage of total shares in issue: 2.75%) The Tokyo Marine & Fire Insurance Co., Ltd. (Percentage of total shares in issue: 2.66%) State Street Bank and Trust Company (Percentage of total shares in issue: 2.46%) Hero & Co. (Percentage of total shares in issue: 2.32%) Nippon Life Insurance Company (Percentage of total shares in issue: 2.19%) Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Ltd.: Pension Trust Account) (Percentage of total shares in issue: 1.86%) UFJ Trust Bank Limited (Trust Account A) (Percentage of total shares in issue: 1.40%) The Dai-ichi Mutual Life Insurance Company (Percentage of total shares in issue: 0.96%)
Relationship with ACOM			
	Investment		
		Purchaser shares held by ACOM	2,937.64 shares
		ACOM shares held by purchaser	Shares held through a subsidiary company 3,159,480 shares (Note:4)
	Business transaction (Note:3)		(Note:5)
	Duplicate director (Note:3)		There is no pertinent matter

(Note) 1. The data for amount of paid-in capital and principal shareholders are as of September 30, 2003.

2. Purchaser has issued class 1 and class 2 preferred shares besides above mentioned.

3. The data for investment, business transaction and duplicate director are as of February 29, 2004.

4. The shares in pension trust accounts and trust accounts among the shares held by The Mitsubishi Trust and Banking Corporation are not included.

5. ACOM established Tokyo-Mitsubishi Cash One Ltd. jointly with BTM and The Mitsubishi Trust and Banking Corporation, subsidiary companies of purchaser, and The Mitsubishi Trust and Banking Corporation is the main fund supplier of ACOM.

8. Capital increase schedule

March 23, 2004 (Tuesday):	Resolution of board of directors on new share issuance Submission of securities registration statement Submission of notification of board resolution on issuance of new shares to TSE Press release
March 24, 2004 (Wednesday):	Legal public announcement of resolution
March 31, 2004 (Wednesday):	Effective date of submitted securities registration statement
April 16, 2004 (Friday):	Subscription date
April 19, 2004 (Monday):	Payment date
April 20, 2004 (Tuesday):	Effective date of new shares Date of capital increase Listing date for new shares

II. Disposal of treasury stock

1. Purpose of disposal (use of capital raised)
The treasury stock that ACOM possesses is transferred to MTFG for specific execution of the strategic business and capital alliance agreed among ACOM, MTFG and BTM.
Net proceeds from disposal of treasury stock will be appropriated to operating capital of ACOM.

2. Content of the disposal stocks

(1) Type of shares:	Common shares of ACOM
(2) Total number of shares:	1,719,360 shares
(3) Price:	6,650 yen per share
(4) Number of treasury stock after disposal:	347,848 shares

Note: Method of deciding price
Using the average value of closing price 6,989.05 yen for ACOM's common stock price as announced by Tokyo Stock Exchange for 1 months immediately preceding the corporate resolution regarding the issuance of new shares (from February 23, 2004 to Match 22, 2004), an issue price of 6,650 yen per share was determined (discount rate is 4.85%)

3. Disposal schedule

March 23, 2004 (Tuesday):	Resolution of Board of Directors on disposal of treasury stock
April 19, 2004 (Monday):	Payment date

4. Outline of the transferee
Described in I. 7

III. Change in principal shareholders
It is scheduled to transfer 5,012,980 shares from ACOM's existing shareholders to MTFG on April 20, 2004. Meanwhile the third-party allocation to MTFG and disposal of treasury stock of ACOM will be executed. As a result principal shareholders will be as follows,

1. Name of concerned company of the principal shareholder
Mitsubishi Tokyo Financial Group, Inc.

2. Number of unit for the right to vote (number of shares) and ratios to total unit of the right to vote (number of shares issued)

	Number of right to vote (Number of shares held)	Ratios to total right to vote	Order in principal shareholders
Before	0 units (0 shares)	0%	-
After	2,073,234 units (20,732, 340 shares)	13.01%	Second

Note:1. Number of shares subtracted from total shares issued for unqualified to vote:

Before 2,068,840 shares
After 349,480 shares

Number of total shares issued before: 145,628,280 shares

Note:2. By adding the 3,159,480 shares (the shares in pension trust accounts and trust accounts among the shares held by The Mitsubishi Trust and Banking Corporation are not included) of ACOM stock held by The Mitsubishi Trust and Banking Corporation and Mitsubishi Securities Co., Ltd. (both subsidiary companies of MTFG), total common shares, number of right to vote and ratio to total right to vote held by MTFG and its subsidiaries are as follows,

Number of shares held: 23,891,820 shares
Number of right to vote: 2,389,182 units
Ratio to total right to vote: 15.00%

3. Transfer date

April 20, 2004

IV. Outlook

The details of earning forecast after strategic business and capital alliance is undecided at present due to a basic agreement phase of arrangement. However, ACOM and MTFG will immediately start the materialization of business alliance, and concentrate on the creation and providing with services to match customers' needs more than before through this alliance.
Details of business alliance and earning forecast for the next fiscal year and after will be announced timely.

(Reference)

<Strategic business alliance with MTFG and BTM>

1. Purpose of alliance

The personal finance market in Japan has been drastically changing in the background of an environmental variation caused by diversification of consumers' life style and an economic low growth. Needs for the consumer finance services are expected to expand further, and sound development of the consumer finance market is a nation's important economic theme in the meantime.
Under such a recognition, ACOM and the MTFG group agreed on the strategic partnership of business and a capital alliance to increase earnings by strengthening and expanding competitiveness of the both companies in the retail field based on mutual usage of know-how and business bases of both companies as well as contribution to establish sound development of the consumer finance market.

2. Details of Alliance

It is scheduled to form a business alliance mainly between ACOM and The Bank of Tokyo-Mitsubishi, Ltd. ("BTM"), a subsidiary company of MTFG, focusing on the following fields. Moreover, both ACOM and BTM will discuss continuously about a further expansion of the business alliance in the future.

(1) BTM consigns a guarantee business operation to ACOM for strengthening a consumer finance business considerably.

(2) BTM consigns a guarantee business operation to ACOM related to a settlement fund of small enterprises loan.

(3) ACOM and BTM cooperate mutually to be able to extend business alliance to financial institutions and corporations related to guarantee business operations and loan servicing business operations of ACOM.

(4) ACOM and BTM discuss and propel the effective usage of mutual network infrastructures.

(5) ACOM and BTM cooperate to discuss and propel consumer finance business operation activities in the overseas centered in Asia region.

For general overview of business and capital alliance, please refer to the press release: "Strategic Business and Capital Alliance Accompanies New Shares Issued by Third Party Allocation and Disposal of Treasury Stock", submitted today by ACOM and MTFG jointly.

Exhibit 6

ACOM CO., LTD.
Mitsubishi Tokyo Financial Group, Inc.

Strategic Business and Capital Alliance between ACOM and Mitsubishi Tokyo Financial Group

Tokyo, March 23, 2004 — ACOM CO., LTD. (ACOM; President: Shigeyoshi Kinoshita) and Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) today reached agreement, subject to receipt of approvals from the relevant authorities, with respect to a strategic business and capital alliance in retail financial services.

I. Purpose of the Strategic Business and Capital Alliance

The retail finance market in Japan is undergoing major changes against a shifting background of subdued economic growth and diversifying lifestyles. Amid these changes, demand for consumer financial services is expected to expand significantly and the healthy development of the consumer finance market is also an important theme for Japan's economy as a whole.

In recognition of these factors, ACOM and MTFG have agreed to form a business and capital alliance in order to utilize the expertise and marketing base of each participant with maximum efficiency, to strengthen competitiveness and to raise profitability, while also contributing to the healthy development of the consumer finance market in Japan. In particular, by providing ACOM's excellent screening and guarantee capabilities to those customers in MTFG's broad client base who have consumer finance needs, ACOM and MTFG aim to build a strategic business relationship in retail financial services that realizes their respective strengths in the most efficient manner.

Today's announcement of their business and capital alliance is a strategic step based on the corporate philosophies of the two companies. ACOM aims to be a trusted company that helps its customers realize happier and more fulfilling personal lives through a creative and innovative management style based on its twin mottos of 'Respecting other people' and 'Putting the customer first'. Similarly, one of the rationales for MTFG's formation and integration of operations was to 'Face the future as a flexible and open organization that will facilitate future development through the establishment of further business tie-ups and alliances in order to continue to meet clients' constantly changing needs'.

II. Outline of the Alliance

1. Business Relationships

The main elements of the business alliance will be conducted between ACOM and MTFGs subsidiary, The Bank of Tokyo-Mitsubishi, Ltd. (BTM), in the following business fields. In addition,

ACOM and MTFG will consider further expanding their relationship in the future.

(1) BTM will entrust loan guarantee business to ACOM in respect of the planned significant increase in its consumer finance business.
(2) BTM will entrust loan guarantee business to ACOM in respect of settlement funds for small business.
(3) ACOM and BTM will cooperate to expand business tie-ups related to ACOM's guarantee and servicer businesses with corporates and financial institutions.
(4) ACOM and BTM will review and promote the effective mutual use of networks and infrastructure.
(5) ACOM and BTM will cooperate to review and promote the international development of the consumer finance business, particularly in Asia.

2. Capital Relationship

ACOM and MTFG intend that their business relationship should be long term, wide ranging and tightly knit and that MTFG customers utilize ACOM's guarantee products. In doing so, ACOM will act as MTFG's core corporate partner in the consumer finance business while maintaining its independence.

From this perspective, after the transaction MTFG and its group companies together will hold shares equivalent to 15% of the voting rights of ACOM's outstanding shares. Following the completion of the necessary procedures, ACOM will become an affiliated company of MTFG.

No changes to ACOM's independence, basic organization or business structure are planned at this time.

III. Schedule

MTFG plans to acquire 14 million ACOM shares (8.79% of the total voting rights) by the third party allocation of new shares and 6,732,340 shares (4.23% of the total voting rights) from ACOM's existing shareholders and treasury stock. The settlement date in respect of the third-party allocation of new shares is scheduled for April 19, 2004, and the record date for the transfer of shares from existing shareholders is scheduled for April 20, 2004.

The business tie-up will be implemented in stages starting from fiscal 2004.

* * *

For further information please contact:

Mr. Yoshinori Matsubara	ACOM, Corporate Planning Department	Tel: 81-3-3270-3423
Mr. Kohei Tsushima	MTFG, Corporate Communications Office	Tel: 81-3-3240-8149